Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 8, 2015.

The Goldman Sachs Group, Inc. $ Energy Select Sector SPDR® Fund-Linked Trigger Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be May 25, 2018) is based on the performance of the Energy Select Sector SPDR® Fund (which we refer to as the index fund) as measured from the trade date (expected to be May 22, 2015) to and including the determination date (expected to be May 22, 2018).

If the final index fund level (the closing level of the index fund on the determination date) is equal to or greater than 80.00% of the initial index fund level (set on the trade date), then the return on your notes will equal the greater of (i) 0.00% and (ii) the index fund return (the percentage increase or decrease in the final index fund level from the initial index fund level) times the upside participation rate of 125.00%, subject to the maximum settlement amount (expected to be between $1,340.00 and $1,400.00 for each $1,000 face amount of your notes).

If the final index fund level is less than 80.00% of the initial index fund level, then the return on your notes will equal the index fund return. Therefore, you will receive less than the face amount of your notes on the stated maturity date and you will lose your entire investment in the notes if the final index fund level is zero.

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•                  if the final index fund level is equal to or greater than 80.00% of the initial index fund level, the sum of (a) $1,000 plus (b) the greater of:

•                  (i) the product of (1) the index fund return times (2) 1.25 times (3) $1,000, subject to the maximum settlement amount; and

•                  (ii) the product of 0.00% times $1,000; or

•                  if the final index fund level is less than 80.00% of the initial index fund level, the sum of (a) $1,000 plus (b) the product of the index fund return times $1,000.

The return on your notes is linked to the performance of the Energy Select Sector SPDR® Fund, and not to the performance of the S&P® Energy Select Sector Index (which we refer to as the underlying index) on which the index fund is based.  Although the index fund seeks results that correspond generally to the performance of the underlying index, the index fund follows a “replication” strategy, which means that the index fund typically invests in substantially all of the securities represented in the underlying index in approximately the same proportions as the underlying index.  Although the index fund generally invests substantially all, and at least 95%, of its assets in the same securities as those contained in the underlying index, the index fund may invest in cash and cash equivalents or money market instruments.  Additionally, when the index fund purchases securities not held by its underlying index, the index fund may be exposed to additional risks, such as counterparty credit risk or liquidity risk, to which the underlying index components are not exposed. Therefore, your investment in the index fund will not directly track the performance of the underlying index and there may be significant variation between the performance of the index fund and the underlying index.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-10.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $905 and $955 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $      per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through            .

Original issue date:	expected to be May 28, 2015	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.      dated         , 2015.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Product supplement no. 3138 dated September 15, 2014

•                  General terms supplement dated September 26, 2014

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 3138” mean the accompanying product supplement no. 3138, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-36 of the accompanying product supplement no. 3138 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 3138 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 3138 or the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.

Underlier:	the Energy Select Sector SPDR® Fund (Bloomberg symbol, “XLE UP”)

Underlying index:	the S&P® Energy Select Sector Index

Specified currency:	U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 3138:

•     type of notes: notes linked to a single underlier

•     exchange rates: not applicable

•     averaging dates: not applicable

•     redemption right or price dependent redemption right: not applicable

•     cap level: yes, as described below

• buffer level: not applicable

• supplemental amount: not applicable

Face amount:

each note will have a face amount of $1,000; $           in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You

Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-12 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 3138. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.  Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Cash settlement amount (on the stated maturity date):

for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•     if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:

•     the product of (1) the underlier return times (2) the upside participation rate times (3) $1,000, subject to the maximum settlement amount; and

•     the product of the contingent minimum return times $1,000

•     if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the underlier return times $1,000

Initial underlier level (to be set on the trade date):	the closing level of the underlier on the trade date

Final underlier level:

the closing level of the underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page S-24 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate:	125.00%

Cap Level (to be set on the trade date):	expected to be between 127.20% and 132.00% of the initial underlier level

Maximum settlement amount (to be set on the trade date):	expected to be between $1,340.00 and $1,400.00

Measurement period:	the determination date

Trigger event:

the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period (which will consist of only the determination date)

Trigger buffer amount:	20.00%

Contingent minimum return:	0.00%

Trade date:	expected to be May 22, 2015

Original issue date (settlement date) (to be set on the trade date):	expected to be May 28, 2015

Determination date (to be set on the trade date):	expected to be May 22, 2018, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):	expected to be May 25, 2018, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest:	the offered notes will not bear interest

No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-41 of the accompanying product supplement no. 3138

ERISA:	as described under “Employee Retirement Income Security Act” on page S-50 of the accompanying product supplement no. 3138

Supplemental plan of distribution:

as described under “Supplemental Plan of Distribution” on page S-51 of the accompanying product supplement no. 3138; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $     .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount.

We expect to deliver the notes against payment therefor in New York, New York on May 28, 2015, which is expected to be the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	Goldman, Sachs & Co.

CUSIP no.:	38148T3F4

ISIN no.:	US38148T3F46

FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table is provided for purposes of illustration only.  It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level  will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-10 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	125.00%
Cap level	127.20% of the initial underlier level
Maximum settlement amount	$1,340.00
Contingent minimum return	0.00%
Trigger buffer amount	20.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting the underlier, any of the underlier stocks or the policies of the underlier’s investment advisor or the method by which the underlying index sponsor calculates the underlying index

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount
	(as percentage of Face Amount)
(as percentage of	Trigger Event has not	Trigger Event has
	occurred	occurred
Initial Underlier Level)
150.000%	134.000%	N/A
140.000%	134.000%	N/A
130.000%	134.000%	N/A
127.200%	134.000%	N/A
120.000%	125.000%	N/A
110.000%	112.500%	N/A
100.000%	100.000%	N/A
95.000%	100.000%	N/A
90.000%	100.000%	N/A
85.000%	100.000%	N/A
80.000%	100.000%	N/A
79.999%	N/A	79.999%
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if your purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has not occurred and the final underlier level were determined to be 95.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of -5.000% is less than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above.  If, however, the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 134.000% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 127.200% of the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 3138.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and under “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 3138.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, the accompanying general terms supplement, dated September 26, 2014, and the accompanying product supplement no. 3138, dated September 15, 2014, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 3138.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-33 of the accompanying product supplement no. 3138.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Energy Select Sector SPDR® Fund as measured from the initial underlier level set on the trade date to the closing level on the determination date.  If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a trigger event occurs during the measurement period, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 20.00% drop between the initial underlier level and the closing level of the underlier during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 80.00% of the initial underlier level during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level.  The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stock.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the stocks comprising the underlier or any other rights with respect to the underlier or the stocks comprising the underlier.  Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or the stocks comprising the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Policies of the Underlier’s Investment Advisor Could Affect the Amount Payable on Your Notes and Their Market Value

The investment advisor of the underlier may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies concerning additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes, if any, on the maturity date. The amount payable on your notes, if any, and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing level of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing underlier level on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement.

In addition, the underlier sponsor of the underlying index owns the underlying index and is responsible for the design and maintenance of that underlying index. The policies of the underlier sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes, if any, and their market value.

There Are Risks Associated with the Underlier

The underlier’s shares are listed for trading on NYSE Arca. However, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market. The underlier is subject to management risk, which is the risk that the investment strategy used by SSgA, the investment advisor to the underlier, may not produce the intended results. The underlier is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the underlier, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicates the underlying index. Therefore, unless a specific security is removed from the underlying index, the underlier generally would not sell a security because the security’s issuer was in financial trouble, or might otherwise be viewed as an undesirable investment. Furthermore, the underlier may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA) and, in certain situations or market conditions, make larger than normal investments in derivatives or other securities to maintain exposure to the underlying index, which may expose the underlier to additional risks, such as counterparty credit risk or liquidity risk.

The Underlier and the Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Underlying Index

The underlier will generally invest in substantially all of the securities included in the underlying index. There may, however, be instances where the underlier may choose to overweight one or more securities in the underlying index, purchase securities not included in the underlying index or utilize various combinations of other available investment techniques in seeking to track the underlying index.  Although the underlier seeks to track the performance of the underlying index as closely as possible, the fund’s return may not match or achieve a high degree of correlation with the return of the underlying index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  In addition, corporate actions with respect to the securities included in the underlying index, such as mergers and spin-offs, may impact the variance between the underlier and the underlying index.  For example, SSgA anticipates that it may take several business days for additions and deletions to the underlying index to be reflected in the portfolio composition of the underlier. Finally, as the shares of the underlier are traded on the NYSE Arca and are affected by market forces such as supply and demand, economic conditions and other factors, the trading prices of one share of the underlier generally differ from (and may deviate significantly during periods of market volatility from) the daily net asset value per share of the underlier.  For these reasons, the performance of the underlier may not correlate with the performance of the underlying index.

The Underlier is Concentrated in the Energy Sector and Does Not Provide Diversified Exposure

The underlier is not diversified. The underlier’s assets will be concentrated in the energy sector, which means the underlier is more likely to be more adversely affected by any negative performance of the energy sector than an underlier that has more diversified holdings across a number of sectors. Companies in the energy sector develop and produce oil, gas and consumable fuels and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events, exchange rates and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the energy sector are subject to swift price and supply fluctuations caused by events relating to domestic and international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the underlier. For example, the underlier has suffered a significant negative performance since late June 2014 primarily due to negative developments in the energy sector, while the broader S&P® 500 Index has achieved a positive return for the same period. In addition, oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. Companies in the energy sector may also be at risk for environmental damage claims.

The Underlier May Be Disproportionately Affected By the Performance of a Small Number of Stocks

Although the underlier holds 43 stocks as of May 7, 2015, over 28% of the underlier was invested in just two stocks – Exxon Mobil Corporation and Chevron Corporation. As a result, a decline in the prices of one or both of these stocks, including as a result of events negatively affecting one or both of these companies, such as an oil spill or other catastrophic event, may have the effect of significantly lowering the price of the underlier even if none of the other stocks held by the underlier are affected by such events. Because of the weighting of the holdings of the underlier, the amount you receive at maturity could be less than the cash settlement amount you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 3138. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 3138 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

In addition, the Treasury Department has issued proposed regulations under which amounts paid or deemed paid on certain financial instruments that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. The proposed regulations, if finalized in their current form, would apply to payments made or deemed made on or after January 1, 2016. In a recently published notice, the Internal Revenue Service and the Treasury Department announced their intent that the proposed regulations, if finalized, would only apply to financial instruments that are issued on or after 90 days after the date of publication of final regulations. Accordingly, the proposed regulations, if finalized, should not apply to the notes. As significant aspects of the application of these regulations to the notes are uncertain, depending upon the exact content of any final regulations, we may be required to withhold such taxes if any dividends are paid on the index fund during the term of the notes. We could also require you to make certifications prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding is required, we will not be required to pay any additional amounts with respect to amounts so withheld. You should consult your tax advisor concerning the potential application of these regulations (or subsequent regulations and other official guidance) to payments you receive on the notes and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The shares of the Energy Select Sector SPDR® Fund (the “underlier”) are issued by the Select Sector SPDR® Trust (the “trust”), a registered investment company.  The underlier seeks investment results that correspond generally to the price and yield performance, before expenses, of the S&P Energy Select Sector Index.  The underlier trades on the NYSE Arca under the ticker symbol “XLE”.  SSgA Funds Management, Inc. (“SSgA”) currently serves as the investment advisor to the underlier.

We obtained the following fee information from the SPDR® website, without independent verification.  For the services provided to each SPDR Select Sector fund under the investment advisory agreement, for the fiscal year ended September 30, 2014, the fee paid to SSgA was equivalent to an effective rate of 0.036% of each such fund’s average daily net assets. The advisory fee is allocated pro rata to each SPDR Select Sector fund based upon the relative net assets of each such fund. From time to time, SSgA may waive all or a portion of its fee, although SSgA has informed the trust that it does not currently intend to do so.  In addition, the underlier has adopted a Distribution and Service Plan pursuant to which payments at an annual rate (based on the underlier’s average daily net assets) of up to 0.25% may be made for the sale and distribution of its shares.  The board of trustees of the trust has limited the underlier’s 12b-1 fee to 0.044% of its average daily net assets through at least January 30, 2016.  The expense ratio of the underlier, as stated in the Fees and Expenses table of the underlier’s prospectus dated January 31, 2015, was 0.15% per annum.

For additional information regarding the trust or SSgA, please consult the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended September 30, 2014) and other information the trust files with the SEC.  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at https://www.spdrs.com/product/fund.seam?ticker=XLE.  We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The underlier seeks to provide investment results that correspond generally to the price and yield performance, before expenses, of the S&P Energy Select Sector Index (the “underlying index”).  SSgA uses a replication strategy to try to achieve the underlier’s investment objective, which means that the underlier typically invests in substantially all of the securities represented in the underlying index in approximately the same proportions as the underlying index.  Under normal market conditions, the underlier generally invests substantially all, but at least 95%, of its total assets in the securities comprising the underlying index.  The underlier will provide shareholders with at least 60 days’ notice prior to any material change in this 95% investment policy.  In addition, the underlier may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA).

In certain situations or market conditions, the underlier may temporarily depart from its normal investment policies and strategies; provided that the alternative is consistent with the underlier’s investment objective and is in the best interest of the underlier.  For example, if it is impractical or the underlier is unable to invest directly in a component security, it may make larger than normal investments in derivatives or other securities to maintain exposure to the underlying index.

The board of trustees of the trust may change the underlier’s investment strategy and other policies without shareholder approval, except as otherwise indicated in the underlier’s prospectus or in the underlier’s statement of additional information.  The board of trustees of the trust may not change the underlier’s investment objective without shareholder approval.

The Underlier’s Holdings and Industrial Sector Classifications

The underlier holds stocks of energy sector companies in the S&P 500® Index. As of May 7, 2015, the underlier held stocks of companies in the following industries (with their corresponding weights in the underlier): oil, gas and consumable fuels (81.55%) and energy equipment & services (18.45%).

As of May 7, 2015, the top ten constituents of the underlier and their relative weights in the underlier were as follows: Exxon Mobil Corporation (15.54%), Chevron Corporation (12.94%), Schlumberger NV (7.52%), Kinder Morgan Inc Class P (4.55%), EOG Resources Inc. (3.92%), ConocoPhillips (3.80%), Pioneer Natural Resources Company (3.37%), Anadarko Petroleum Corporation (3.28%), Occidental Petroleum Corporation (3.27%) and Williams Companies Inc. (2.96%).

Correlation

Although SSgA seeks to track the performance of the underlying index as closely as possible (i.e., achieve a high degree of correlation with the return of the underlying index), the underlier’s return may not match or achieve a high degree of correlation with the return of the underlying index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.  For example, SSgA anticipates that it may take several business days for additions and deletions to the underlying index to be reflected in the underlier’s portfolio composition.

For the quarter ended March 31, 2015, the SPDR® website gave the following performance figures for the market value return of the underlier’s shares (which is based on the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the underlier are listed for trading, as of the time that the underlier’s NAV is calculated, and is before tax) and the underlying index return (in each case on an annualized basis):

Period	1 year	3 years	5 years	10 years	Since underlier inception*
Underlier’s shares	-11.17%	4.63%	8.10%	7.83%	9.37%
Index	-11.06%	4.79%	8.28%	8.04%	9.64%

*December 16, 1998.

Industry Concentration Policy

The underlier’s assets will generally be concentrated in an industry or group of industries to the extent that the underlying index concentrates in a particular industry or group of industries.  By concentrating its assets in a single industry or group of industries, the underlier is subject to the risk that economic, political or other conditions that have a negative effect on that industry or group of industries will negatively impact the underlier to a greater extent than if the underlier’s assets were invested in a wider variety of industries.

Share Prices and the Secondary Market

The trading prices of shares of the underlier in the secondary market generally differ (and may deviate significantly during periods of market volatility) from the underlier’s daily net asset value and are affected by market forces such as supply and demand, economic conditions and other factors.  The approximate value of the shares of the underlier is disseminated every fifteen seconds throughout the trading day by the New York Stock Exchange or by other information providers or market data vendors.  In addition, the issuance or redemption of underlier shares, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

The Underlying Index

The S&P Energy Select Sector Index (Bloomberg ticker IXE), is comprised of the constituents of the S&P 500® Index that have an industry sector assignment in the energy sector.  The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy.  The underlying index and the S&P 500® Index are calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website: http://us.spindices.com/.

The underlying index contains the constituents of the S&P 500® Index that are considered to operate primarily in the energy sector of the US economy.  S&P, in conjunction with the underlying index compilation agent, assigns the constituents of the S&P 500® Index to various select sector indices based on each constituent’s assignment under the Global Industry Classification Standard (“GICS”) methodology.  The GICS methodology and classification assignments are jointly maintained by S&P and MSCI, another index sponsor or index provider.  GICS was developed by Standard & Poor’s and MSCI in 1999 and is intended to provide a consistent set of global sector and industry definitions.  However, the GICS methodology is not used by all index sponsors, so comparisons between sector indices maintained by differing index sponsors may not be valid.

The GICS classifies companies into four levels of detail: 10 sectors, 24 industry groups, 67 industries and 156 sub-industries.  The GICS methodology assigns each company to a sub-industry, and to a corresponding industry, industry group and sector, according to the definition of that company’s principal business activity.  Companies are classified based primarily on revenues; though earnings and market perception are also considered in classification analysis.  A company’s industry classification is reviewed no less frequently than annually, and companies are continually monitored for significant corporate restructurings or when a new financial report is made available.  The GICS itself is reviewed annually for potential structural changes, taking into consideration feedback from public comments and consultations with various market participants.  The underlying index includes companies in the oil, gas and consumable fuels and energy equipment & services industry groups.  As of May 7, 2015, the underlying index contained stocks of companies in the following industries (with their corresponding weights in the underlying index): oil, gas and consumable fuels (81.54%) and energy equipment & services (18.46%).

As of May 7, 2015, the top ten constituents of the underlying index and their relative weight in the underlying index were as follows: Exxon Mobil Corporation (15.56%), Chevron Corporation (12.96%), Schlumberger NV (7.54%), Kinder Morgan Inc Class P (4.56%), EOG Resources Inc. (3.92%), ConocoPhillips (3.81%), Pioneer Natural Resources Company (3.38%), Anadarko Petroleum Corporation (3.29%), Occidental Petroleum Corporation (3.28%) and Williams Companies Inc. (2.96%).

The underlying index has a launch date of December 16, 1998, with a launch value of 235.88, and had 41 constituents as of May 7, 2015.

S&P rebalances the underlying index quarterly after the close of business on the second to last calculation day of March, June, September and December by reference to the date that is two business days prior to the last calculation day of March, June, September and December.  Each company is first weighted using S&P’s modified market capitalization methodology.  Then, the underlying index is first evaluated by S&P based on its constituents’ modified market capitalization weights to ensure it does not breach the maximum allowable limits described below.  If the underlying index breaches any of the allowable limits, the constituents are reweighted based on their float-adjusted market capitalization weights calculated using the prices as of the rebalancing reference date, and membership, shares outstanding and investable weight factors as of the rebalancing effective date.

If any company has a weight greater than 24%, S&P caps that company’s float-adjusted market capitalization weight at 23%.  S&P sets the cap to 23% to allow for a 2% buffer to ensure that no stock exceeds 25%.  S&P redistributes all excess weight equally redistributed to all uncapped stocks within the underlying index.  After this redistribution, if the float-adjusted market capitalization weight of any other stock(s) then breaches 23%, S&P repeats the process iteratively until no stock breaches the 23% weight cap.  The sum of the securities with weight greater than 4.8% cannot exceed 50% of the total underlying index weight.  If the rule in the preceding sentence is breached, then S&P ranks all the securities in descending order of their float-adjusted market capitalization weights and the first stock that causes the 50% limit to be breached is identified.  S&P then reduces the weight of that stock to 4.6%.  S&P then redistributes the excess weight equally to all stocks with weights below 4.6% and the process is repeated iteratively until the 50% test above is satisfied.  As part of the rebalancing process, S&P assigns index share amounts to each stock to arrive at the weights calculated above.  Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each stock at the rebalancing differs somewhat from these weights due to market movements.  If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the underlying index conforms to all Internal Revenue Code diversification requirements.

Except for the rebalancing process described above and the consultation with the underlying index compilation agent in connection with the sector assignments, the Select Sector Indices are calculated and maintained on the same basis as the S&P 500® Index, which is described on pages S-37 to S-41 of the accompanying general terms supplement.

“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the notes.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from May 7, 2005 through May 7, 2015. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Energy Select Sector SPDR® Fund-Linked Trigger Notes due Goldman, Sachs & Co.

	Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-16

Product Supplement No. 3138 dated September 15, 2014

Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Trigger Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-31
General Terms of the Underlier-Linked Trigger Notes	S-36
Use of Proceeds	S-41
Hedging	S-41
Supplemental Discussion of Federal Income Tax Consequences	S-43
Employee Retirement Income Security Act	S-50
Supplemental Plan of Distribution	S-51

General Terms Supplement dated September 26, 2014

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
FTSE® 100 Index	S-62
EURO STOXX 50® Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageSM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120